SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 6)

                          INSITUFORM EAST, INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                            PAR VALUE $.04 PER SHARE
                         (Title of Class of Securities)

                                   457662-10-4
                                 (CUSIP Number)

                                Robert W. Erikson
                                CERBERONICS, Inc.
                         300 Delaware Avenue, Suite 1704
                              Wilmington, DE 19801
                                 (302) 427-7876

                               George Wm. Erikson
                                  CERBCO, Inc.
                                3421 Pennsy Drive
                               Landover, MD 20785
                                 (301) 773-1784

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                John Paul Ketels
                       Clifford Chance Rogers & Wells LLP
                              607 14th Street, N.W.
                              Washington, DC 20005
                                 (202) 434-0700

                                  July 14, 2000
             (Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box./   /


                         (Continued on following pages)



                               (Page 1 of 9 Pages)

    CUSIP No. 457662-10-4                                      13D

1.  NAME OF REPORTING PERSONS                                  CERBERONICS, INC.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) 54-0850359

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /   /
                                                               (b) /   /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                            WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(d) OR 2(e)                                                   /   /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7. SOLE VOTING POWER                                      1,710,991

     8. SHARED VOTING POWER

     9. SOLE DISPOSITIVE POWER                                 1,710,991

    10. SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     1,710,991

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /   /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        39.3%

14.  TYPE OF REPORTING PERSON                                  CO

CUSIP No. 457662-10-4                                          13D

1.  NAME OF REPORTING PERSONS                                  CERBCO, INC.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) 54-1448835

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /   /
                                                               (b) /   /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                            WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(d) OR 2(e)                                               /   /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7. SOLE VOTING POWER                                      1,710,991

     8. SHARED VOTING POWER

     9. SOLE DISPOSITIVE POWER                                 1,710,991

    10. SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   1,710,991

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /   /

    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    39.3%

    14.  TYPE OF REPORTING PERSON                              HC

                                  SCHEDULE 13D

         This Amendment No. 6, which relates to the Common Stock, par value $.04 per share (the "Common Stock") of Insituform East, Incorporated, a Delaware corporation (the "Issuer"), including shares of Common Stock issuable upon conversion of the Issuer's Class B Common Stock, par value $.04 per share (the "Class B Common Stock"), supplements and amends the statement on Schedule 13D originally filed with the Commission on March 25, 1985, as amended on June 19, 1986, March 1, 1999, March 23, 1999, October 29, 1999 and further amended on February 2, 2000 (the "Statement"). The Issuer's principal executive offices are located at 3421 Pennsy Drive, Landover, Maryland 20785.

Item 2.  Identity and Background.

         (a) - (c) This Statement is filed on behalf of CERBCO, Inc. ("CERBCO"), a Delaware corporation with its principal office and principal business address at 3421 Pennsy Drive, Landover, Maryland 20785 and CERBERONICS, Inc. ("CERBERONICS"), a Delaware corporation with its principal office and principal business address at 300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801. CERBERONICS is a wholly-owned subsidiary of CERBCO. The name, residence or business address and present principal occupation or employment of executive officers and directors of CERBERONICS and CERBCO (as indicated) are as follows:

Name and Title                          Residence or Business Address              Principal Occupation or Employment
--------------                          -----------------------------              ----------------------------------
Robert W. Erikson
Chairman and Director of CERBERONICS    300 Delaware Avenue, Suite 1704            Chairman and Director of CERBERONICS
   and                                  Wilmington, DE 19801                         and President and Director of
                                                                                     CERBCO
President and Director of CERBCO        3421 Pennsy Drive
                                        Landover, MD 20785-1608

George Wm. Erikson
President, General Counsel and          300 Delaware Avenue, Suite 1704            President, General Counsel and
   Director of CERBERONICS and          Wilmington, DE 19801                         Director of CERBERONICS and
                                                                                     Chairman, General Counsel and
Chairman, General Counsel and           3421 Pennsy Drive                            Director of CERBCO
   Director of CERBCO                   Landover, MD 20785-1608

Webb C. Hayes, IV                       Friedman, Billings, Ramsey Group, Inc.     Managing Director, Private Client
Director of CERBCO                      1001 19th Street North                       Services
                                        Arlington, VA 22209-1722

Paul C. Kincheloe, Jr.                  Kincheloe and Schneiderman                 Partner in law firm of Kincheloe and
Director of CERBCO                      4084 University Drive, Suite 202             Schneiderman
                                        Fairfax, VA 22030

Robert F. Hartman                                                                  Executive Vice President, Secretary,
Executive Vice President, Secretary,    300 Delaware Avenue, Suite 1704              Treasurer and Director of
   Treasurer and Director of            Wilmington, DE 19801                         CERBERONICS and Vice President,
   CERBERONICS and                                                                   Secretary and Treasurer of CERBCO
Vice President, Secretary and           3421 Pennsy Drive
   Treasurer of CERBCO                  Landover, MD 20785-1608

Peter J. Winnington                     Belfint, Lyons & Shuman                    Partner in accounting firm of
Vice President and Director of          200 W. Ninth Street Plaza                    Belfint, Lyons & Shuman
   CERBERONICS                          Wilmington, DE 19899

Peter C. Fulweiler                      PNC Bank, Delaware                         Vice President of PNC Bank, Delaware
Director of CERBERONICS                 222 Delaware Avenue, 17th Floor
                                        Wilmington, DE 19801

         (d) Neither CERBERONICS nor CERBCO has, nor, to the knowledge of CERBERONICS and CERBCO has any of the persons identified in this Item 2, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither CERBERONICS nor CERBCO has, nor, to the knowledge of CERBERONICS and CERBCO has any of the persons identified in this Item 2, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or its subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each individual named in this Item 2 is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate consideration for the acquisitions of shares of Common Stock of the Issuer by CERBERONICS and CERBCO to which this Statement relates was $77,945.15. Those acquisitions are described in more detail in Item 5. The source of such funds was working capital of CERBERONICS.

Item 4.  Purpose of Transaction

         From time to time CERBERONICS and CERBCO review the status of their investment in the Issuer with a view to determining how best to maximize the benefits of their investment. The options considered during these periodic reviews include (i) disposing of some or all of the shares, (ii) acquiring additional shares, or (iii) offering to acquire all of the shares not already beneficially owned by CERBERONICS and CERBCO for cash, securities, or a combination of both. In the period from February through July 2000, CERBERONICS and CERBCO purchased 48,400 additional shares of Common Stock because CERBERONICS and CERBCO believed the prices at which the shares were trading to be attractive. All of the purchases were made in open market transactions, executed through brokers on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

Item 5.  Interest in Securities of the Issuer.

         (a) CERBERONICS directly owns, and CERBCO (as a result of CERBERONICS being its wholly-owned subsidiary) may be deemed to beneficially own, the shares of Common Stock and Class B Common Stock of the Issuer, described below. As provided in the Issuer's Articles of Incorporation, shares of Common Stock and shares of Class B Common Stock are identical in their rights, entitlements and preferences except that (i) each Common Stock share carries one vote whereas each Class B Common Stock share carries ten votes; and (ii) the Common Stock shares are entitled to elect as a class 25% of the authorized number of members of the Issuer's Board of Directors and the Class B Common Stock shares are entitled to elect as a class the remaining number of members of the Board. After giving effect to the acquisitions described below in this Item 5, CERBCO and CERBERONICS beneficially own 1,414,850 shares of Common Stock and 296,141 shares of Class B Common Stock. In the aggregate, these shares represent the right to cast 4,376,260 (or 62.2%) of the 7,035,226 votes eligible to be cast by the holders of both classes of common stock.

                  Shares of Class B Common Stock are convertible at any time into shares of Common Stock on a one-for-one basis. By reason of this conversion privilege, CERBCO and CERBERONICS are deemed to beneficially own the shares of Common Stock into which the Class B Common Stock beneficially owned by CERBCO and CERBERONICS are convertible. Therefore, for purposes of this Statement, CERBCO and CERBERONICS are deemed to beneficially own in the aggregate 1,710,991 shares of Common Stock.

                  George Wm. Erikson, President, General Counsel and Director of CERBERONICS, and Chairman, General Counsel and Director of CERBCO, is the beneficial owner of 16,500 shares of the outstanding Common Stock of the Issuer. In addition to being Directors of CERBCO, Robert W. Erikson, George Wm. Erikson, Webb C. Hayes, IV, and Paul C. Kincheloe, Jr. are Directors of the Issuer. As such, each has been granted options to purchase 75,000 shares of the Issuer's Common Stock pursuant to its 1994 and 1999 Directors' Stock Option Plans.

         (b) Each of the beneficial owners set forth in paragraph (a) has sole voting and dispositive power over their respective shares referred to in paragraph (a).

         (c) Since February 2, 2000, CERBERONICS and CERBCO have made the following open market purchases of the Common Stock of the Issuer:

                Date                Quantity    Share Price         Total Cost*
                ----                --------    -----------         -----------
               2/8/00                  1,600      1 7/16             $ 2,348.00
               2/9/00                  1,600       1 1/2             $ 2,448.00
              2/10/00                  1,600       1 1/2             $ 2,448.00
              2/11/00                  1,600       1 1/2             $ 2,448.00
              2/16/00                  1,700       1 1/2             $ 2,601.00
              2/17/00                  1,700      1 9/16             $ 2,707.25
              2/18/00                  1,700       1 5/8             $ 2,813.50
              2/22/00                  1,400       1 3/4             $ 2,492.00
              2/23/00                  1,400       1 3/4             $ 2,492.00
              2/24/00                  1,400       1 3/4             $ 2,492.00
              2/28/00                  1,600       1 7/8             $ 3,048.00
              2/29/00                  1,600         2               $ 3,248.00
               3/1/00                  1,600       1 7/8             $ 3,048.00
               3/2/00                  1,600       1 3/4             $ 2,848.00
               3/3/00                  1,600       1 5/8             $ 2,648.00
               3/6/00                  1,900       1 1/2             $ 2,907.00
               3/7/00                    500       1 3/4             $   885.00
               3/7/00                    900       1 5/8             $ 1,480.50
               3/7/00                    500       1 7/8             $   947.50
              5/11/00                  1,000       1 1/2             $ 1,529.95
              5/16/00                  1,000       1 1/2             $ 1,529.95
              5/17/00                  1,000       1 1/2             $ 1,529.95
              5/18/00                  1,000       1 1/2             $ 1,529.95
              5/19/00                  1,000       1 1/2             $ 1,529.95
              5/22/00                  1,100       1 1/2             $ 1,683.00
              5/24/00                  1,100       1 1/2             $ 1,683.00
              5/25/00                  1,100       1 1/2             $ 1,683.00
              5/26/00                  1,100       1 1/2             $ 1,683.00
              5/31/00                    600       1 3/8             $   843.00
              5/31/00                    700      1 7/16             $ 1,027.25
               6/1/00                  1,300      1 7/16             $ 1,907.75
               6/2/00                    200       1 3/8             $   281.00
               6/2/00                  1,100       1 1/2             $ 1,683.00
               6/5/00                    100      1 7/16             $   146.75
               6/5/00                  1,300       1 1/2             $ 1,989.00
               6/6/00                  1,400       1 1/2             $ 2,142.00
               6/7/00                    300      1 7/16             $   440.25
               6/7/00                  1,100       1 1/2             $ 1,683.00
               6/8/00                  1,400       1 1/2             $ 2,142.00
              7/12/00                  1,000       1 3/8             $ 1,404.95
              7/14/00                    100      1 7/16             $   146.75
              7/14/00                    900       1 1/2             $ 1,376.95
                            -----------------                  -----------------
                                      48,400                         $77,945.15

* Inclusive of brokerage fees and commissions.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable.

Item 7.  Material to be Filed as Exhibits.

         Not Applicable.







                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 3, 2000



                            CERBERONICS, Inc.


                            By: /s/ Robert W. Erikson
                            ----------------------------------------------------
                            Robert W. Erikson
                            Chairman






                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 3, 2000



                           CERBCO, Inc.


                           By: /s/ George Wm. Erikson
                           -----------------------------------------------------
                           George Wm. Erikson
                           Chairman